Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132911

490,000 Units	Pricing Date	March 3, 2008
Relative Value Notes	Settlement Date	March 10, 2008
Linked to the S&P 100® Index and the Russell 2000® Index	Maturity Date	April 13, 2009
Due April 13, 2009	CUSIP No.	59022Y394
$10 principal amount per unit
Term Sheet No. 2943

Merrill Lynch & Co., Inc.

•       Long exposure to the S&P 100® Index and short exposure to the Russell 2000® Index

•       3-to-1 upside exposure, subject to a cap of 15.3%

•       1-to-1 downside exposure with risk of loss up to the original public offering price per unit

•       A maturity of approximately 13 months

•       No periodic interest payments

•       No listing on any securities exchange

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement RVN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$4,900,000
Underwriting discount	$.15	$73,500
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$4,826,500

“Standard & Poor’s®”, “S&P 100®” and “S&P®” are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicense.

“Russell 2000® Index” is a trademark of Frank Russell Company and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

March 3, 2008

Summary

The Relative Value Notes Linked to the S&P 100® Index and the Russell 2000® Index due April 13, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return, subject to a cap, for investors who are seeking leveraged exposure to the Composite Return (as calculated below) of a long position in the S&P 100® Index (the “Long Component”) and a short position in the Russell 2000® Index (the “Short Component” and, together with the Long Component, the “Market Measure Components”) and who anticipate that the net value of such long and short positions will increase moderately from March 3, 2008, the date the notes were priced for initial sale to the public (the “Pricing Date”), to the calculation days shortly before the maturity date. Investors must be willing to forego interest payments on the Notes and willing to accept a return that may be less, and potentially significantly less, than the original public offering price of the Notes and that will not be more than the Capped Value (as defined below).

Terms of the Notes	Determining Payment at Maturity for the Notes

Relative Value Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 15.3% and a Threshold Value of 0.00%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in a long position in the Long Component and a short position in the Short Component, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Composite Return and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are six examples of payment at maturity calculations, reflecting the capped value of $11.53. The following table sets forth the Starting Values of the Market Measure Components and the hypothetical closing levels of the Market Measure Components used to calculate the hypothetical Composite Return and the hypothetical payment at maturity in each of the examples below.

Market Measure Component Index	Starting Value	Hypothetical Closing Levels
		Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Long Component	613.24	643.90	582.58	674.56	245.30	582.58	674.56
Short Component	684.22	718.43	650.01	889.49	1,094.75	629.48	615.80

Hypothetical Composite Return		0%	0%	-20%	-120%	3%	20%

Payment at Maturity		$10.00	$10.00	$8.00	$0.00	$10.90	$11.53

Example 1—The value of each Market Measure Component has increased by 5%:

Long Component Return = 5%; Short Component Return = -5%

Hypothetical Composite Return: 5% + (-5%) = 0%

Payment at Maturity (per unit): $10.00

Example 2—The value of each Market Measure Component has decreased by 5%:

Long Component Return = -5%; Short Component Return = 5%

Hypothetical Composite Return: (-5%) + 5% = 0%

Payment at Maturity (per unit): $10.00

Example 3—The value of the Long Component has increased by 10% and the value of the Short Component has increased by 30%:

Long Component Return = 10%; Short Component Return = -30%

Hypothetical Composite Return: 10% + (-30%) = -20%

$10 + ($10 × (-0.20)) = $8.00

Payment at Maturity (per unit): $8.00

Example 4—The value of the Long Component has decreased by 60% and the value of the Short Component has increased by 60%:

Long Component Return = -60%; Short Component Return = -60%

Hypothetical Composite Return: (-60%) + (-60%) = -120%

$10 + ($10 × (-1.20)) = (-$2.00)

Payment at Maturity (per unit): $0.00 (Payment at maturity cannot be less than zero)

Example 5—The value of the Long Component has decreased by 5% and the value of the Short Component has decreased by 8%:

Long Component Return = -5%; Short Component Return = 8%

Hypothetical Composite Return: (-5%) + 8% = 3%

$10 + ($10 × 300% × .03) = $10.90

Payment at Maturity (per unit): $10.90

Example 6—The value of the Long Component has increased by 10% and the value of the Short Component has decreased by 10%:

Long Component Return = 10%; Short Component Return = 10%

Hypothetical Composite Return: 10% + 10% = 20%

$10 + ($10 × 300% × .20) = $16.00

Relative Value Notes	TS-3

Payment at maturity (per unit): $11.53 (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates for a range of hypothetical Composite Returns:

•	the hypothetical Composite Return;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return of a hypothetical investment in a long position in the stocks included in the Long Component, which includes an assumed aggregate dividend yield of 2.42% per annum, and a hypothetical investment in a short position in the stocks included in the Short Component, which includes an assumed aggregate dividend yield of 1.86% per annum, as more fully described below.

The table below includes the Capped Value of $11.53

Hypothetical Composite Return	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of hypothetical direct investments (1)(2)
-50%	$5.00	-50.00%	-54.40%	-53.75%
-40%	$6.00	-40.00%	-41.72%	-41.10%
-30%	$7.00	-30.00%	-30.14%	-29.54%
-20%	$8.00	-20.00%	-19.43%	-18.85%
-10%	$9.00	-10.00%	-9.42%	-8.85%
-8%	$9.20	-8.00%	-7.49%	-6.93%
-6%	$9.40	-6.00%	-5.59%	-5.02%
-4%	$9.60	-4.00%	-3.70%	-3.14%
-2%	$9.80	-2.00%	-1.84%	-1.28%
0%	$10.00	0.00%	0.00%	0.56%
2%	$10.60	6.00%	5.41%	2.38%
4%	$11.20	12.00%	10.66%	4.18%
6%	$11.53 (3)	15.30%	13.48%	5.97%
8%	$11.53	15.30%	13.48%	7.73%
10%	$11.53	15.30%	13.48%	9.48%
20%	$11.53	15.30%	13.48%	17.97%
30%	$11.53	15.30%	13.48%	26.08%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from March 10, 2008 to April 13, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the value of a long position in the stocks included in the Long Component and a short position in the stocks included in the Short Component that equals the hypothetical Composite Return;

(b)	a constant dividend yield of 2.42% for the stocks included in the Long Component, and 1.86% for the stocks included in the Short Component, paid quarterly from the date of initial delivery of the Notes, applied to the value of the Market Measure Components (dividends paid on stocks included in the Short Component will decrease this rate of return while dividends paid on stocks included in the Long Component will increase this rate of return) at the end of each quarter assuming the aggregate dividends payable increases or decreases linearly from the value of such Market Measure Component on the Pricing Date to the percentage change required to arrive at the applicable hypothetical Composite Return; and

(c)	no transaction fees, expenses, or margin charges.

(3)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $11.53.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Composite Return and the term of your investment.

Relative Value Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Market Measure Components.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Market Measure Components.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	Changes in the value of one Market Measure Component position may offset the other.

•

The respective publishers of the Market Measure Components may adjust such Market Measure Component or any component of a Market Measure Component in a way that affects its level, and these respective publishers have no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of the stocks underlying the Market Measure Components by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Market Measure Components.

Additional Risk Factor

Recent historical data indicate that the returns on the Long Component and the Short Component have been closely and positively correlated. If this trend continues, your return on the Notes may be limited.

Your return on the Notes at maturity is determined by the Composite Return, which is dependent upon the direction of and percentage change in both the Long Component and the Short Component. The more the Long Component increases and the Short Component decreases, the higher the value of the Composite Return, subject to the Capped Value. Increases (or decreases) in one Component Market Measure may be offset by similar increases (or decreases) in the other Component Market Measure. Recent historical data indicate that the Long Component and the Short Component have been closely and positively correlated. Your ability to participate in increases in the Long Component or decreases in the Short component will be limited if this correlation continues from the Pricing Date to the Calculation Days shortly before the maturity date.

Investor Considerations

You may wish to consider an investment in the Notes if:

•

You anticipate that the net value of the Long Component and the Short Component will increase moderately from the Pricing Date to the Calculation Days shortly before the maturity date so as to produce a positive Composite Return.

•	You accept that your investment may result in a loss, which could be significant, if the Composite Return is negative.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Market Measure Components with no expectation of any dividends or other benefits of owning the underlying securities.

•	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

•	You anticipate that the Composite Return will be negative or zero or that the Composite Return will not be sufficiently high enough to provide you with your desired return.

•	You are seeking principal protection or preservation of capital

•	You seek a return on your investment that will not be capped at 15.3%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the stocks included in the Market Measure Components or have the benefits of owning the underlying securities.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Relative Value Notes	TS-5

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Relative Value Notes	TS-6

Composite Return

Hypothetical Historical Data on the Composite Return

While historical information on the Composite Return did not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end levels of the Composite Return from January 2003 through February 2008 based upon historical levels for each Market Measure Component. Each data point represents the Composite Return assuming the Note was priced 13 months earlier (a term similar to that of the Notes). This hypothetical historical data on the Composite Return is not necessarily indicative of the future Composite Return or what the value of the Notes may be. Any historical upward or downward trend in the Composite Return during any period set forth below is not an indication that the Composite Return is more or less likely to be positive or negative. On the Pricing Date, the closing level of the Long Component was 613.24, the closing level of the Short Component was 684.22, and the hypothetical Composite Return was 6.82%.

The Market Measure Components

The Long Component

The Long Component is the S&P 100 Index. All disclosure contained in this term sheet regarding the S&P 100 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

Description of the S&P 100 Index

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) publishes the S&P 100 Index. The S&P 100 Index, a subset of the S&P 500 Index, is comprised of 100 leading U.S. stocks with exchange-listed options. Constituents of the S&P 100 Index are selected for sector balance and represent about 57% of the market capitalization of the S&P 500 Index and almost 45% of the market capitalization of the U.S. equity markets. The stocks in the S&P 100 Index are generally among the largest and most established companies in the S&P 500 Index. In past years, turnover among stocks in the S&P 100 Index has been even lower than the turnover in the S&P 500 Index. Index options on the S&P 100 Index are traded with the ticker symbol OEX. Because of the popularity of these options, investors often refer to the S&P 100 Index by its ticker. The S&P 100 Index was originally developed by the Chicago Board Options Exchange (CBOE), which later transferred the S&P 100 Index to Standard & Poor’s for management. The Standard & Poor’s U.S. Index Committee, which oversees the S&P 500 Index and other Standard & Poor’s U.S. equity indices, also maintains the S&P 100 Index.

Index Methodology

Because the S&P 100 Index is derived from the S&P 500 Index, the S&P 100 Index stocks are subject to the published S&P 500 Index criteria for additions and deletions. The guidelines the Index Committee employs provide the transparency required for investors to use the S&P 100 Index to fulfill their particular investing needs.

(a)	Criteria for Index Additions

•	S&P 500 Index constituents. Only companies included in the S&P 500 Index are eligible for inclusion in the S&P 100 Index.

•	Options. All stocks added to the S&P 100 Index must maintain exchange-listed options.

•

Sector representation. Stocks included in the S&P 100 Index must meet the Index Committee’s guidelines for sector representation. The sector composition of the S&P 100 Index has remained comparable to the sector composition of the S&P 500 Index. Changes in the sector balance of the S&P 100 Index or the S&P 500 Index are almost always the result of market movements rather than of changes to index membership.

Relative Value Notes	TS-7

•

Liquidity and price. The annual dollar value traded to market capitalization ratio should be 0.3 or greater, the standard level for addition to the S&P 500 Index. Greater liquidity, however, signals market importance and increases likelihood of selection for the S&P 100 Index.

(b)	Criteria for Index Removals

The Index Committee may remove a company from the S&P 100 Index if the company does not meet the inclusion qualifications or if the S&P 100 Index becomes unbalanced in its sector representation. The Index Committee may also remove any company that violates any of the S&P 500 Index criteria.

The following graph sets forth the historical performance of the Long Component in the period from January 2003 through February 2008. This historical data on the Long Component is not necessarily indicative of the future performance of the Long Component or what the value of the Notes may be. Any historical upward or downward trend in the level of the Long Component during any period set forth below is not an indication that the Long Component is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Long Component was 613.24.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 100 Index or any data included in the S&P 100 Index AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the calculation agent, the holders of the Notes or any other person or entity from the use of the S&P 100 Index or any data included in the S&P 100 Index in connection with the rights licensed under the license agreement described in this index supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 100 Index or any data included in the S&P 100 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this index supplement:

“The Notes are not sponsored, endorsed, sold or promoted by Standard and Poor’s, a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 100 Index to track general stock market performance. S&P’s only relationship to MLPF&S is the licensing of certain trademarks and trade names of S&P and of the S&P 100 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 100. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

Relative Value Notes	TS-8

The Short Component

The Short Component is the Russell 2000 Index. All disclosure contained in this term sheet regarding the Russell 2000 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Frank Russell Company as stated in these sources and these policies are subject to change at the discretion of Frank Russell Company. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

Description of the Russell 2000® Index

Frank Russell Company began dissemination of the Russell 2000 Index on January 1, 1987 and calculates and publishes the Russell 2000 Index on Bloomberg L.P. under index symbol “RTY”. The Russell 2000 Index was set to 135 as of the close of business on December 31, 1986. The Russell 2000 Index measures the composite price performance of stocks of 2,000 companies which are either domiciled in the United States, its territories or are eligible for inclusion as a BDI (as defined in the index supplement I-1). All 2,000 stocks are traded on a major U.S. exchange and form a part of the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest companies either domiciled in the United States or its territories, or companies eligible for inclusion as a BDI, as determined by market capitalization. The Russell 2000 Index consists of the smallest 2,000 companies included in the Russell 3000 Index. The Russell 2000 Index is designed to track the performance of the small capitalization segment of the United States equity market. The Russell 2000 Index is determined, comprised and calculated by Frank Russell Company without regard to the Notes.

The following graph sets forth the historical performance of the Short Component in the period from January 2003 through February 2008. This historical data on the Short Component is not necessarily indicative of the future performance of the Short Component or what the value of the Notes may be. Any historical upward or downward trend in the level of the Short Component during any period set forth below is not an indication that the Short Component is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Short Component was 684.22.

Relative Value Notes	TS-9

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RVN and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled financial contract linked to the Market Measure Components. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled financial contracts linked to the Market Measure Components, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement RVN) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled financial contracts linked to the Market Measure Components, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Possible Future Tax Law Changes. On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether the special “constructive ownership rules” contained in Section 1260 of the Internal Revenue Code, as amended might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RVN.

Relative Value Notes	TS-10

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch and Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference in this term sheet (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements) and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Relative Value Notes	TS-11

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement RVN dated February 21, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508035026/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Relative Value Notes	TS-12